NewGenIvf Group Limited

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

October 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Conlon Danberg and Lauren Nguyen

Re:	NewGenIvf Group Limited Registration Statement on Form F-1 Filed September 15, 2025 File No. 333-290284

Ladies and Gentlemen:

We submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on September 29, 2025 (the “Comment Letter”) to the above-referenced Registration Statement on Form F-1 submitted to the Commission by the NewGenIvf Group Limited (the “Company”) on September 15, 2025 (the “Registration Statement”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is, concurrently with the submission of this letter, publicly filing the revised Registration Statement (“Revised Registration Statement”), which reflects the revisions described in the Company’s responses below and clarifies certain other information. The page numbers in the text of the Company’s responses included below correspond to the page numbers in the Revised Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Comment Letter Dated September 29, 2025

Recent Development

Strategic Investments in Digital Assets, page 23

1.	Staff’s Comment: We note your revised disclosure in response to prior comment 1. Please revise to address the following matters:

●	Describe more specifically what you mean by “investing $30 million in staking the digital asset SOL” and provide an estimated timeline for your Solana strategy plan.

Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

October 10, 2025

●	Disclose the material terms of your custody arrangements, and file your agreement with OSL Limited as an exhibit to your registration statement if material.

●	Disclose the scope and limitations of the insurance coverage that OSL Limited provides and discuss whether OSL Limited’s coverage is shared by its other custody customers, and whether that could result in the coverage being insufficient to compensate you for losses.

●	Disclose with specificity the bonding and unbonding periods associated with staking SOL.

●	Disclose the percentage of your SOL holdings currently staked and whether you have a target percentage of your SOL holdings that you intend to stake.

●	Disclose the percentage of staking rewards earned, or to be earned, from your staked SOL to which you are entitled pursuant to your staking arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor disclosure on page 23, and pages 26-27.

Risk Factors

Risks Related to Government Regulation

Advertising or offering of gender selection services in certain jurisdictions in which NewGenIvf operates…page 51

2.	Staff’s Comment: We note your revisions in response to prior comment 2. You disclose that “On April 25, 2025, Wing Fung Alfred Siu and Hei Yue Tina Fong, and several other individuals were arrested in Hong Kong for allegedly violating certain sections of the HRTO which prohibit using reproductive technologies for sex selection, advertising sex selection services, commercial surrogacy arrangements, and advertising surrogacy arrangements.” Please revise this risk factor to specifically describe with more detail the reasons for the arrests of certain of your officers and employees by the relevant authorities in Hong Kong. Please also clarify if these charges are being brought forth pursuant to the HRTO and disclose whether the charges are specific to the company and/or your officers, directors and employees.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor disclosure on page 51.

3.	In your revised disclosure, you state that you “do not advertise or promote gender selection services in Hong Kong, and all such marketing activities are carried out outside of Hong Kong or by agents outside of Hong Kong,” and that you “have not been, nor do [you] expect to be, materially impacted by any such increased enforcement of the HRTO.” You also state that you “do not expect any material impact on our ability to generate revenue from Chinese clients, as [y]our PRC-sourced revenues derived from clients in mainland China and Hong Kong are generated through referrals from PRC agents, with payments being made by the clients directly to the local clinics.” Please expand the risk factor to describe any consequences to you if the regulatory authorities in Hong Kong deems your determination inconsistent from the HRTO.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor disclosure on page 51.

***

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Steve Lin of Han Kun Law at +852 2820 5600 or by email at steve.lin@hankunlaw.com.

[Signature Page Follows]

Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

October 10, 2025

Very truly yours,

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
	Name:	Wing Fung Alfred Siu
	Title:	Chief Executive Officer

Via E-mail:

cc:	Steve Lin Han Kun Law Offices LLP